ING Life Insurance and Annuity Company
Variable Annuity Account C

AFT Choice Plus

Supplement dated December 16, 2005 to the
Contract Prospectus, Contract Prospectus Summary and
Statement of Additional Information, each dated April 29, 2005

The information in this Supplement updates and amends certain information contained in the Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information (SAI), as amended. You should read this Supplement along with the current Contract Prospectus, Contract Prospectus Summary and SAI.

1. Effective February 13, 2006 the following investment options may be available under your contract.

    American Century® Income & Growth Fund (Advisor Class) [1]
    ING T. Rowe Price Capital Appreciation Portfolio (Class S)
    ING T. Rowe Price Equity Income Portfolio (Class S)
    ING UBS U.S. Large Cap Equity Portfolio (Service Class)
    Oppenheimer Capital Income Fund (Class A)[1]
    PIMCO VIT Real Return Portfolio (Administrative Class)
    T. Rowe Price Value Fund (Advisor Class)[1]
    Templeton Growth Fund, Inc. (Class A)[1]
    The Growth Fund of America® (Class R-3)[1]
    Wanger U.S. Smaller Companies
    Wells Fargo Advantage Small Cap Value Fund (Class A)

    [1] This fund is available to the general public. See "Additional Risks of Investing in the Funds" in the Contract Prospectus.

2. The minimum and maximum total fund operating expenses shown in the Contract Prospectus will not change with the addition of the funds in Item 1 of this supplement. Therefore, there is no change to the hypothetical examples shown in the Contract Prospectus and Contract Prospectus Summary.

3. The following information is added to the Fund Expense Table beginning on page 7 of the Contract Prospectus.

Fund Name	Management (Advisory) Fees	12b-1 Fee	Other Expenses	Total Annual Fund Operating Expenses	Fees and Expenses Waived or Reimbursed	Net Annual Fund Operating Expenses
American Century® Income & Growth Fund (Advisor Class)[18]	0.43%	0.50%	--	0.93%	--	0.93%
ING T. Rowe Price Capital Appreciation Portfolio (Class S)[19][20]	0.66%	--	0.26%	0.92%	--	0.92%
ING T. Rowe Price Equity Income Portfolio (Class S)[19][20]	0.66%	--	0.26%	0.92%	--	0.92%
ING UBS U.S. Large Cap Equity Portfolio (Service Class)[9]	0.70%	--	0.40%	1.10%	--	1.10%
Oppenheimer Capital Income Fund (Class A)[21]	0.53%	0.23%	0.13%	0.89%	--	0.89%
PIMCO VIT Real Return Portfolio (Administrative Class)[22]	0.25%	--	0.40%	0.65%	--	0.65%

Fund Name	Management (Advisory) Fees	12b-1 Fee	Other Expenses	Total Annual Fund Operating Expenses	Fees and Expenses Waived or Reimbursed	Net Annual Fund Operating Expenses
T. Rowe Price Value Fund (Advisor Class)[23]	0.66%	0.25%	0.14%	1.05%	--	1.05%
Templeton Growth Fund, Inc. (Class A)[24]	0.60%	0.25%	0.25%	1.10%	--	1.10%
The Growth Fund of America® (Class R-3)[25]	0.29%	0.50%	0.26%	1.05%	--	1.05%
Wanger U.S. Smaller Companies[26]	0.91%	--	0.08%	0.99%	--	0.99%
Wells Fargo Advantage Small Cap Value Fund (Class A)[27]	0.83%	--	0.63%	1.46%	0.02%	1.44%

4. The following footnotes pertain to the funds reflected in Item 3 of this supplement. Footnotes (18) through (27) are added to the Footnotes to "Fund Expense Table" beginning on page 8 of the Contract Prospectus.

(9) Other Expenses include a Shareholder Services fee of 0.25%.

(18) The fund's Advisor Class shares have a 12b-1 Plan. Under the Plan, the fund's Advisor Class pays an annual fee of 0.50% of Advisor Class average net assets, half for certain shareholder and administrative services and half for distribution services.

(19) The amounts shown are estimated operating expenses for Class S shares of each Portfolio as a ratio of expenses to average daily net assets based on each Portfolio's actual operating expenses for Class S shares for its most recently completed fiscal year, as adjusted for contractual changes, if any, and fee waivers to which Directed Services, Inc. (DSI) as adviser to each Portfolio, has agreed for each Portfolio for the current fiscal year. Other Expenses for each Portfolio include a Shareholder Services fee of 0.25%. Through a "bundled fee" arrangement, DSI, the Trust's manager, is paid a single fee for advisory, administrative, custodial, transfer agency, auditing and legal services necessary for the ordinary operation of the Portfolios. The Portfolios would also bear any extraordinary expenses.

(20) A portion of the brokerage commissions that the ING T. Rowe Price Capital Appreciation and ING T. Rowe Price Equity Income Portfolios pay is used to reduce each Portfolio's expenses. Including these reductions the Total Annual Fund Operating Expenses for each Portfolio for the year ended December 31, 2004 would have been 0.90% and 0.91%, respectively. This arrangement may be discontinued at any time.

(21) The fees and expenses in the table are based on the Fund's expenses during its fiscal year ended August 31, 2004. Expenses may vary in future years. Other Expenses include transfer agent fees, custodial fees, and accounting and legal expenses that the Fund pays. The transfer agent has voluntarily undertaken to the Fund to limit the transfer agent fees to 0.35% of average daily net assets per fiscal year. That undertaking may be amended or withdrawn at any time. For the fund's fiscal year ended August 31, 2004, the transfer agent fees did not exceed the expense limitation described above by more than 0.01% for Class A shares.

(22) Other Expenses reflect an administrative fee of 0.25% and a service fee of 0.15%. PIMCO has contractually agreed, for the Portfolio's current fiscal year (12/31), to reduce total annual portfolio operating expenses for the Administrative Class shares to the extent they would exceed, due to the payment of Trustees' fees, 0.65% of average daily net assets. Under the Expense Limitation Agreement, which renews annually unless terminated by PIMCO upon 30 days' notice, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided total expenses, including such recoupment, do not exceed the annual expenses limit. Ratio of net expenses to average net assets excluding interest expense is 0.65%.

(23) Effective January 1, 2004, T. Rowe Price contractually obligated itself to bear any expenses and/or waive its fees through April 30, 2006, that would cause the class's ratio of expenses to average net assets to exceed 1.10%. Expenses paid or assumed or fees waived under this agreement are subject to reimbursement to T. Rowe Price by the fund whenever the class's expense ratio is below 1.10%. However, no reimbursement will be made after April 30, 2008, or three years after the waiver or payment, whichever is sooner, or if it would result in the expense ratio exceeding 1.10%. Any amounts reimbursed will have the effect of increasing fees otherwise paid by the class.

(24) The Fund's fiscal year end is August 31.

(25) Annual fund operating expenses shown in the table are based on the fund's fiscal year ended August 31, 2004. 12b-1 fees may not exceed 0.75% for Class R-3 of the class' average net assets annually. A portion of the fund's expenses may be used to pay third parties (including affiliates of the fund's investment adviser) that provide recordkeeping services to retirement plans invested in the fund.

(26) Management fees have been restated to reflect contractual changes to the management fee for the Fund as of February 10, 2005. Previously, the Adviser had waived a portion of its fees so that those fees were retained at the following rates: 0.99% of net assets up to $100 million; 0.94% of the next $150 million; and 0.89% of net assets in excess of $250 million. The fee waiver was effective as of February 10, 2005 but applied as if it had gone into effect on December 1, 2004. If the fee waiver had not been implemented as noted above, actual expenses of the Fund would be as follows: management fee, 0.92%; other expenses, 0.08%; and total operating expenses, 1.00%.

(27) The Fund's investment adviser has implemented a breakpoint schedule for the Fund's management fees. The management fees charged to the Fund will decline as the Fund's assets grow and will continue to be based on a percentage of the Fund's average daily net assets. Other expenses may include expenses payable to affiliates of Wells Fargo & Company. Other expenses for the Small Cap Value Fund are based on estimated amounts for the current fiscal year. The fund's adviser has committed through April 30, 2007 to waive fees and/or reimburse expenses to the extent necessary to maintain the Fund's net operating expense ratio shown under Net Annual Fund Operating Expenses.

5. The following information is added to Appendix III – Fund Descriptions in the Contract Prospectus.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investments
American Century® Income & Growth Fund (Advisor Class)	American Century Investment Management, Inc.	Seeks capital growth by investing in common stocks. Income is a secondary objective. Fund managers select stocks primarily from the largest 1,500 publicly traded U.S. companies using quantitative, computer-driven models in a two-step process that draws heavily on computer technology to construct the portfolio of stock investments that they believe will provide the optimal balance between risk and expected return.
ING Investors Trust - ING T. Rowe Price Capital Appreciation Portfolio (Class S shares)	Directed Services, Inc. Subadviser: T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and prudent investment risk. Pursues an active asset allocation strategy whereby investments are allocated among three asset classes - equity securities, debt securities and money market instruments. May invest up to 25% of its net assets in foreign equity securities.
ING Investors Trust - ING T. Rowe Price Equity Income Portfolio (Class S shares)	Directed Services, Inc. Subadviser: T. Rowe Price Associates, Inc.	Seeks substantial dividend income as well as long-term growth of capital. Normally invests at least 80% of its assets in common stocks, with 65% in the common stocks of well-established companies paying above-average dividends. May also invest in convertible securities, warrants and preferred stocks, foreign securities, debt securities including high-yield debt securities and future and options.
ING Partners, Inc. - ING UBS U.S. Large Cap Equity Portfolio (Initial Class)	ING Life Insurance and Annuity Company Subadviser: UBS Global Asset Management (Americas) Inc.	Seeks long-term growth of capital and future income. Under normal circumstances, invests at least 80% of net assets (plus borrowings for investment purposes, if any) in equity securities of U.S. large capitalization companies. Investments in equity securities may include dividend-paying securities, common stock and preferred stock.
Oppenheimer Capital Income Fund (Class A Shares)	OppenheimerFunds, Inc.	Seeks as much current income as is compatible with prudent invest and secondarily seeks to conserve principal while providing an opportunity for capital appreciation. Under normal market conditions, invests 65% of total assets in equity and debt securities that are expected to generate income.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investments
PIMCO VIT - Real Return Portfolio (Administrative Class)	Pacific Investment Management Company LLC (PIMCO)	Seeks maximum real return, consistent with preservation of real capital and prudent investment management. Invests primarily in investment grade securities, but may invest up to 10% of its assets in high yield securities ("junk bonds") rated B or higher by Moody's or S&P, or, if unrated, determined by PIMCO to be of comparable quality.
T. Rowe Price Value Fund (Advisor Class)	T. Rowe Price Associates, Inc.	Seeks to provide long-term capital appreciation by investing in common stocks believed to be undervalued. Income is a secondary objective. In taking a value approach to investment selection, at least 65% of total assets will normally be invested in common stocks the portfolio manager regards as undervalued. Holdings are expected to consist primarily of large-company stocks, but may also include mid-cap and small-cap companies.
Templeton Growth Fund, Inc. (Class A Shares)	Templeton Global Advisors Limited	Seeks long-term capital growth. Under normal market conditions, invests mainly in the equity securities of companies located anywhere in the world, including emerging markets. Also invests in depositary receipts.
The Growth Fund of America® (Class R-3)	Capital Research and Management Company	Seeks to provide long-term growth of capital through a diversified portfolio of common stocks. May invest up to 15% of assets in securities of issuers based outside of the U.S. and not included in the S&P 500. Invests primarily in common stocks, and may also invest in U.S. government securities, bonds and cash.
Wanger Advisors Trust - Wanger U.S. Smaller Companies	Columbia Wanger Asset Management, L.P.	Seeks long-term growth of capital. Under normal circumstances, invests at least 80% of net assets (plus any borrowings for investment purposes), at market value at the time of investment, in companies with total stock market capitalizations of $5 billion or less at the time of initial purchase. Under normal market conditions, invests at least 80% of its assets (plus any borrowings for investment purposes) in domestic securities.
Wells Fargo Funds Trust – Wells Fargo Advantage Small Cap Value Fund (Class A Shares)	Wells Fargo Funds Management, LLC	Seeks long term capital appreciation. Invests principally in securities of small-capitalization companies, which are defined as those with market capitalizations equal to or lower than the company with the largest market capitalization in the Russell 2500^{TM} Index at the time of purchase; and up to 30% of the Fund's assets in foreign securities.

6. The following information is added to the Fund Expense Table beginning on page 7 of the Contract Prospectus Summary.

	Column 1	**Column 2**	**Column 3**	**Column 4**	**Column 5**
Fund Name	**Maximum Mortality and Expense Risk Charge**	**Maximum Administrative Expense Charge (Not Currently Charged)**	**Maximum Total Subaccount Annual Charges**	**Total Annual Fund Operating Expenses[(1)]**	**Total Annual Expenses (Subaccount Plus Fund Expenses)**
American Century® Income & Growth Fund (Advisor Class)	1.00%	0.25%	1.25%	0.93%	2.18%
ING T. Rowe Price Capital Appreciation Portfolio (Class S)	1.00%	0.25%	1.25%	0.92%	2.17%
ING T. Rowe Price Equity Income Portfolio (Class S)	1.00%	0.25%	1.25%	0.92%	2.17%
ING UBS U.S. Large Cap Equity Portfolio (Service Class)	1.00%	0.25%	1.25%	1.10%	2.35%
Oppenheimer Capital Income Fund (Class A)	1.00%	0.25%	1.25%	0.89%	2.14%
PIMCO VIT Real Return Portfolio (Administrative Class)	1.00%	0.25%	1.25%	0.65%	1.90%
T. Rowe Price Value Fund (Advisor Class)	1.00%	0.25%	1.25%	1.05%	2.30%
Templeton Growth Fund, Inc. (Class A)	1.00%	0.25%	1.25%	1.10%	2.35%
The Growth Fund of America® (Class R-3)	1.00%	0.25%	1.25%	1.05%	2.30%
Wanger U.S. Smaller Companies	1.00%	0.25%	1.25%	0.99%	2.24%
Wells Fargo Advantage Small Cap Value Fund (Class A)	1.00%	0.25%	1.25%	1.46%	2.71%

Securities offered through ING Financial Advisers, LLC (Member SIPC), 151 Farmington Avenue, Hartford, CT 06156, or through other Broker-Dealers with which it has a selling agreement.